

June 27, 2011

Via Email
Mitchell W. Turk
Chief Financial Officer
Rokwader, Inc.
23300 Ventura Boulevard 2nd Floor
Woodland Hills, CA 91364

> **Re: Rokwader, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-51867**

Dear Mr. Turk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of the Independent Registered Public Accounting Firm, page F-1a

1.   We note that your financial statements for the year ended December 31, 2009 were audited by Stonefield Josephson, Inc. Please note that effective May 31, 2011, the registration of this firm has been withdrawn from registration with the Public Company Accounting Oversight Board ("PCAOB"). As Stonefield Josephson, Inc. is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Stonefield Josephson, Inc. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jean Yu at (202)551-3305 or myself at (202)551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief